SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission File No. 000-14719

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

(Full title of the plan)

SKYWEST, INC.

444 South River Road

St. George, Utah 84790

(Name of issuer of the securities held pursuant to the

Plan and the address of its principal executive office)

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

*Other supplementary schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the

SkyWest, Inc. Employees’ Retirement Plan

We have audited the accompanying statements of assets available for benefits of the SkyWest, Inc. Employees’ Retirement Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the SkyWest, Inc. Employees’ Retirement Plan as of December 31, 2011 and 2010, and the changes in assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LLC

Salt Lake City, Utah
June 27, 2012

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Statements of Assets Available for Benefits

	December 31,
	2011	2010

Assets:
Investments, at fair value	$285,029,666	$277,794,961

Notes receivable from participants	13,002,323	11,015,635
Assets available for benefits, at fair value	298,031,989	288,810,596

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(801,991)	(600,091)

Assets available for benefits	$297,229,998	$288,210,505

See accompanying notes to financial statements.

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Statement of Changes in Assets Available for Benefits

Year Ended December 31, 2011

Additions:
Contributions:
Participants	$22,872,960
Employer	13,806,545
Total contributions	36,679,505

Interest income on notes receivable from participants	555,625

Net investment income (loss):
Interest and dividends	8,665,757
Net depreciation in fair value of investments	(24,483,298)
Total net investment loss	(15,817,541)
Total additions	21,417,589

Deductions:
Distributions to participants	12,363,899
Administrative expenses	34,197
Total deductions	12,398,096

Net increase in assets available for benefits	9,019,493
Assets available for benefits:
Beginning of the year	288,210,505

End of year	$297,229,998

See accompanying notes to financial statements.

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Notes to Financial Statements

(1)           Plan Description

The following description of the SkyWest, Inc. Employees’ Retirement Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.

(a)           Participation

SkyWest, Inc. (the “Company”, “Plan Sponsor” or “Employer”) adopted the Plan, effective April 1, 1977.  The Plan is a defined contribution plan and is intended to be a qualified retirement plan under Section 401(a) of the Internal Revenue Code (“IRC”) of 1986, as amended.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan has been amended at various times.

The Plan was established to provide employees with an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees’ dependents and beneficiaries.

(b)           Eligibility

All of the employees of the Company and its affiliates who have completed 90 days of service are eligible to participate in the Plan.  An eligible employee, who has enrolled, shall become a participant on the first day of the month coinciding with or following the date that the employee meets the eligibility requirements.  Employees must affirmatively elect to participate in the Plan.

(c)           Participant Accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, and an allocation of investment earnings, and is charged with withdrawals and an allocation of investment losses and expenses.  The allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)           Contributions

Participants elect both the amount of salary reduction contributions and the allocation of the salary reduction contributions among the various investment alternatives within the Plan.  Annual salary reduction contributions cannot exceed the lesser of 100% of the participant’s eligible compensation or the maximum amount allowable under the IRC, which was $16,500 during 2011 ($22,000 for participants age 50 and older).

Employees are eligible for the Company match when they have completed one year of service and have enrolled in the Plan.  Employees must be making contributions to the Plan in order to receive the employer match.  During 2011, the Company matched 100% of each eligible participant’s salary reduction contribution up to levels ranging from 2% to 6% of compensation, based on years of service.  Matching contributions are not available to highly compensated employees.  Additionally, each year the Company may make a discretionary contribution based on its earnings.  An employee is eligible to participate in the discretionary contribution program if he or she has made salary reduction contributions.  The Company made a discretionary contribution in 2011 of $1,443,000.  Company discretionary contributions are allocated based on the participants’ eligible compensation.

(e)           Participant-Directed Options for Investments

Participants direct the investment of their contributions and the Company matching and discretionary contributions into various investments offered by the Plan.  Investment options include mutual funds, a common/collective trust fund, and SkyWest, Inc. common stock.  Participants may change their election or transfer monies between funds at any time.

Participants with common stock of SkyWest, Inc. in their accounts may direct the sale of the stock and the investment of the resulting monies into other investments offered by the Plan.

(f)            Vesting and Payment of Benefits

Participants are immediately vested 100% in their account balances.  Benefits are normally paid at retirement, disability, death, or other termination.  Benefit distributions may be made in a single lump sum payment, installments, or an annuity.  Participants may withdraw funds from the Plan while actively employed subject to specific restrictions set forth in the Plan agreement.

(g)           Notes Receivable from Participants

The Plan agreement provides for loans to be made to participants and beneficiaries.  The loans must bear a reasonable rate of interest, have specific repayment terms and be adequately secured.  Under no circumstances can the amount of the loan exceed the lesser of $50,000 or 50% of the participant’s vested account balance.

(h)           Custodian and Record Keeper

Wells Fargo Institutional Trust Services provides the record keeping and custodial services for the Plan.  Wells Fargo Institutional Trust Services is also a directed trustee of the Plan.

(i)            Parties-in-Interest

The Company, participants and Wells Fargo Institutional Trust Services (“Wells Fargo”) are considered parties-in-interest to the Plan.  The Company’s common stock and Wells Fargo managed mutual funds are investment options in the Plan.

(2)           Summary of Significant Accounting Policies

(a)           Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.

(b)           Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in assets available for benefits during the reporting period.  Actual results could differ from these estimates.

(c)           Risks and Uncertainties

The Plan provides for investments in securities that are exposed to various risks, such as interest rate, currency exchange rate, credit and overall market fluctuation.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

(d)           Investment Contract

Fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through a collective trust in the Stable Return Fund N2 operated and maintained by Wells Fargo Bank N.A.  The statements of assets available for benefits present the fair value of the investments in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts.  The statement of changes in assets available for benefits is prepared on a contract value basis.

(e)           Investment Valuation and Income Recognition

Mutual funds are valued at quoted market prices, which represent the net asset values of units held by the Plan at year-end.  The Company’s common stock fund is valued using the net asset value per share on the last business day of the Plan year.  Unrealized appreciation or depreciation caused by fluctuations in the market value of investments is recognized in the statement of changes in assets available for benefits.  Dividends and interest are reinvested as earned.  Purchases and sales of investments are recorded on a trade-date basis.

The Plan invests in common/collective trusts, which primarily hold investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements.  Accordingly, the Plan’s investments in units of the common/collective trusts are presented at fair value in the statements of assets available for benefits, with an adjustment to their contract values separately disclosed.  The common/collective trusts reported fair values are determined as the sum of (a) the fair value of the investments in guaranteed insurance contracts and security-backed investment contracts that are wrapped by an insurance company, bank or other financial institution (collectively, the “Investment Contracts”), as determined by that funds’ trustees and (b) the fair values of the funds’ investments in externally managed collective investment funds as determined by those funds’ trustees.  The contract values represent contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.   Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; and (iii) bankruptcy of the Plan Sponsor or other Plan Sponsor events (e.g., divestitures or spin-offs of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA).  The Plan Administrators do not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

(f)            Distributions to Participants

Distributions to participants are recorded when paid.

(g)           Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the Plan Administrators deem the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

(h)           Expenses

The Plan pays substantially all administrative expenses of the Plan, other than legal and accounting fees, which are paid by the Plan Sponsor.

(i)            Interest and Dividend Income

Interest income is recorded as earned on the accrual basis.  Dividend income is recorded on the ex-dividend date.

(j)            Termination of the Plan

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of the Plan and ERISA.  If the Plan is terminated, the participants have a non-forfeitable interest in their accounts.

(k)          Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and

International Financial Reporting Standards (Topic 820) — Fair Value Measurement (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. ASU 2011-04 is effective for the Plan prospectively for the year ending December 31, 2012.  The adoption of ASU 2011-04 is not expected to have a material impact on the Plan’s financial statements.

(3)           Transactions with Parties-in-Interest

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA.  The Plan held 735,633 and 679,289 shares of SkyWest, Inc. common stock fund with a fair value of $4,072,706 and $4,644,444 as of December 31, 2011 and 2010, respectively.

Plan investments include mutual funds and a common/collective trust fund managed by Wells Fargo, who is also the Plan trustee, and therefore a party-in-interest.  While transactions involving Plan assets with a party-in-interest may be prohibited, these transactions are exempt under ERISA Section 408(b)(8).

Notes receivable from participants totaling $13,002,323 and $11,015,635 as of December 31, 2011 and 2010, respectively, are also considered exempt party-in-interest transactions.

(4)           Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated February 22, 2012, stating that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation.  As of December 31, 2011, the Plan was required to make certain corrective distributions in order to remain qualified under IRC 401(a).  Subsequent to December 31, 2011, the Plan made the corrective distributions in accordance with the IRS regulations.  Although the Plan has been amended since receiving the determination letter, the Plan Administrators believe the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

(5)           Investments

During 2011, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Mutual funds	$(23,682,735)
Common stock	(800,563)
$(24,483,298)

The fair values of individual investments that represent 5 percent or more of the Plan’s assets are as follows:

	December 31,
	2011	2010

Wells Fargo Stable Return	$31,647,804	$27,876,954

Janus Overseas Fund	27,064,044	42,379,306

Davis NY Venture	15,796,768	16,109,826

Neuberger Berman Genesis Fund	17,588,869	15,423,185

American Funds Growth R5	16,595,439	16,963,489

MFS Value R4	18,895,320	17,713,867

(6)           Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.  ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs when measuring fair value.  The standard describes three levels of inputs:

Level 1 — Valuation is based upon quoted prices in active markets for identical securities.

Level 2 — Valuation is based upon other significant observable inputs that reflect the assumptions market participants would use in pricing the asset developed on market data obtained from sources independent of the Plan.

Level 3 — Valuation is based upon unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing the asset developed, based on the best information available.

As of December 31, 2011 and 2010, the Plan held certain assets that are required to be measured at fair value on a recurring basis.  Assets measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements as of December 31, 2011
	(in 000’s)
	Total	Level 1	Level 2	Level 3
Mutual Funds
Balanced Funds	$79,592	$79,592	$—	$—
Large Cap Funds	54,189	51,288	2,901	—
International Funds	35,447	35,447	—	—
Small Cap Funds	40,754	39,546	1,208	—
Fixed Income Funds	25,025	25,025	—	—
Mid Cap Funds	14,302	12,371	1,931	—
	249,309	243,269	6,040	—

Common Stock Fund	4,073	—	4,073	—
Common/Collective Trust	31,648	—	31,648	—

Total	$285,030	$243,269	$41,761	$—

	Fair Value Measurements as of December 31, 2010
	(in 000’s)
	Total	Level 1	Level 2	Level 3
Mutual Funds
Balanced Funds	$71,362	$71,362	$—	$—
Large Cap Funds	52,736	50,787	1,949	—
International Funds	49,751	49,751	—	—
Small Cap Funds	38,702	38,702	—	—
Fixed Income Funds	20,612	20,612	—	—
Mid Cap Funds	12,111	10,960	1,151	—
	245,274	242,174	3,100	—

Common Stock Fund	4,644	—	4,644	—
Common/Collective Trust	27,877	—	27,877	—

Total	$277,795	$242,174	$35,621	$—

Common/collective trust assets consist of investments in fully benefit-responsive insurance contracts for which the Plan can make withdrawals at contract value for benefit-responsive requirements. The Plan uses the Wells Fargo Stable Return Fund for these investments. This fund also classifies the common/collective trust assets as Level 2.

The Plan Sponsor has determined that its investment in the Wells Fargo Stable Return Fund N2 (“the Fund”) is subject to the additional disclosure requirements under FASB Accounting Standards Update No. 2009-12, Fair Value Measurements and Disclosures (Topic 820)-Investments in Certain Entities That Calculate Net Asset Value Per Share. The investment strategy of the Fund is to provide safety of principal with consistency of returns with minimal volatility. The Fund does this by investing in investment contracts and security-backed contracts while employing broad diversification among contract issuers and underlying securities. Fair market value for the Fund is deemed to be the net asset value. The Plan Sponsor is able to redeem the investment in the Fund by providing a 12-month notice.  Although the notice requirement is 12 months, Wells Fargo Trust Services has indicated it has the ability to redeem the investment sooner.  There are no other significant restrictions on the ability to redeem the investment.  The Plan Sponsor currently has no plans to sell or redeem its investment in the Fund.

The Plan Sponsor has determined that its investment in the Wells Fargo S & P 500 Index High Balance N, S & P 500 Midcap Index G, Russell 2000 Index G (“Wells Fargo Funds”) and Common Stock funds are subject to the additional disclosure requirements under FASB Accounting Standards Update No. 2009-12, Fair Value Measurements and Disclosures (Topic 820)-Investments in Certain Entities That Calculate Net Asset Value Per Share. Wells Fargo Funds include investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These assets share the common goal of first growing and then later preserving principal and contain a mix of U.S. common stocks, U.S. issued bonds and cash. The Common Stock Fund includes investments in SkyWest Inc. Common Stock. There are currently no redemption restrictions on these investments.  The fair values of the investments in this category have been estimated using the net asset value per share.

(7)           Plan Amendments

During 2011, the Plan was restated and resubmitted to the IRS for favorable determination to comply with regulatory requirements for resubmission.  The Plan received a determination letter from the IRS dated February 22, 2012.

(8)           Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2011and 2010 to the Form 5500:

	December 31,
	2011	2010

Assets available for benefits as presented in the financial statements	$297,229,998	$288,210,505
Adjustment from contract value to fair value for fully benefit-responsive investment contract	801,991	600,091

Assets available for benefits as presented in Form 5500	$298,031,989	$288,810,596

The following differences between the financial statements and the Form 5500 are due to the adjustment from fair value to contract value of the Wells Fargo Stable Return Fund, a fully benefit-responsive investment contract for the year ended December 31, 2011.

Net increase in assets available for benefits as presented in the financial statements	$9,019,493

Net adjustment from contract value to fair value for fully benefit-responsive investment contract	201,900

Net increase in assets available for benefits as presented in Form 5500	$9,221,393

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

EIN 87-0292166, Plan 001

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value	Number of Units

*	Wells Fargo	Wells Fargo Stable Return	$31,647,804	2,810,332

	Janus Capital Corp.	Janus Overseas Fund	27,064,044	858,903

	The Vanguard Group	Vanguard Admiral Intermediate-Term Treasury Fund	12,174,877	1,040,588

	Neuberger & Berman Management, Inc.	Neuberger Berman Genesis Fund	17,588,869	364,914

	Oakmark	Oakmark Equity and Income	11,102,767	410,454

	PIMCO Total Return Administrative Shares	Total Return Administrative Shares	10,119,187	930,928

*	SkyWest, Inc.	SkyWest, Inc. Common Stock Fund	4,072,706	735,633

	Davis	Davis NY Venture	15,796,768	486,054

*	Wells Fargo	Wells Fargo Small Cap Value Inst	8,657,926	290,048

	American Funds	American Funds Growth R5	16,595,439	578,642

	Wasatch Advisors Inc.	Wasatch Small Cap Growth Fund	13,299,135	351,736

	American Funds	American Funds Euro Gr R5	3,240,443	92,347

	MFS	MFS Value R4	18,895,320	844,295

*	Wells Fargo	S & P 500 Index High Balance N	2,900,968	47,604

*	Wells Fargo	S & P 500 Midcap Index G	1,931,381	99,249

	T Rowe Price	T Rowe Price Midcap Growth	9,089,237	172,373

*	Wells Fargo	Wells Fargo (BGI) Russell2000Ind (G)	1,208,206	75,560

	MFS	MFS International Value R4	5,142,633	216,350

	Goldman Sachs	Goldman Sachs Mid Cap Value	3,281,898	98,378

*	Wells Fargo	WF Advtg Dow Jones Target Today	1,559,384	143,722

	MFS	MFS High Yield Opportunities R4	2,731,036	444,071

*	Wells Fargo	WF Advtg Dow Jones Target 2010	1,561,682	120,037

*	Wells Fargo	WF Advtg Dow Jones Target 2015	3,530,185	366,963

*	Wells Fargo	WF Advtg Dow Jones Target 2020	7,811,582	567,290

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value	Number of Units

*	Wells Fargo	WF Advtg Dow Jones Target 2025	$11,458,244	1,256,386

*	Wells Fargo	WF Advtg Dow Jones Target 2030	11,772,470	850,612

*	Wells Fargo	WF Advtg Dow Jones Target 2035	9,363,189	1,072,530

*	Wells Fargo	WF Advtg Dow Jones Target 2040	11,167,993	748,024

*	Wells Fargo	WF Advtg Dow Jones Target 2045	8,223,955	946,370

*	Wells Fargo	WF Advtg Dow Jones Target 2050	2,020,264	241,370

*	Wells Fargo	WF Advtg Dow Jones Target 2055	20,074	2,189

*	Plan Participants	loans at 4.25% - 10.00% interest, with maturity dates through 2025, collateralized by the respective participants’ account balances	13,002,323	2,041
			$298,031,989

*       Denotes party-in-interest

Column (d) is not required as all investments are participant directed

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 27, 2012	SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

	By:	SkyWest, Inc., Plan Sponsor

/s/ Eric J. Woodward
Eric J. Woodward
Chief Accounting Officer
of SkyWest, Inc.

Exhibit Index

Exhibit Number	Description of Exhibit
23.1	Consent of Tanner LLC